Exhibit 2.5

AMENDMENT AND WAIVER TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT AND WAIVER TO ASSET PURCHASE AGREEMENT (this “Amendment”), dated as of the 1st day of March 2005 is entered into by and among MCEV, LLC, a Delaware limited liability company (the “Purchaser”), Merisel, Inc,. a Delaware corporation (the “Acquiror Parent”), Color Edge Visual, Inc., a New York corporation, and Photobition New York, Inc, a Delaware corporation (collectively, the “Sellers”) and the direct and indirect shareholders of the Sellers set forth on the signature pages attached hereto (each a “Shareholder” and collectively, the “Shareholders”). Capitalized terms used but not defined in this Amendment have the meaning given such terms in the Agreement (defined below).

BACKGROUND

The Purchaser, Acquiror Parent, Sellers and Shareholders have entered into an Asset Purchase Agreement dated December 24, 2004 (the “Agreement”). The parties to the Agreement now desire to amend the Agreement as set forth in this Amendment. In consideration of the mutual covenants and agreements set forth below, the parties to the Agreement agree as follows:

1. The definition of “Contingent Payment” in Article 1 of the Agreement is hereby amended in its entirety as follows:

“Contingent Payment” shall mean, for any fiscal year during the Earnout Period, an amount equal to the product of (i) thirty-three percent (33%) times (ii) 3.5 times the amount by which EBITDA less Capital Expenditures incurred in the ordinary course of (A) the Sellers and Color Edge for the period between January 1, 2005 and the Closing Date and (B) the Acquired Group collectively from the Closing Date through the Earnout Period, for such year exceeds $9,300,000; provided, however, that the maximum amount of the Contingent Payments paid under this Agreement and the Related Purchase Agreement (x) in each of the first two years in the Earnout Period shall not exceed $2,648,484 per year and (y) shall not exceed $7,945,452 in the aggregate for all years in the Earnout Period.

2. A new defined term shall be added to Article 1 of the Agreement as follows:

“Estimated Closing Balance Sheet Adjustment” shall mean $2,126,698.

3. The definition of “Excluded Assets” in Article 1 of the Agreement is hereby amended by adding the following paragraphs to the end thereto:

“(h) any amounts receivable which are part of the accounts receivable of the Sellers existing at the Closing that were outstanding 120 days or more at November 30, 2004. The parties agree that the amount of these receivables will not be included in the Closing Balance Sheet;

(i) the personal items set forth on Exhibit Y; and

(j) the bank accounts of the Sellers.”

4. The definition of “Holdback Amount” in Article 1 of the Agreement is hereby amended in its entirety as follows:

“Holdback Amount” shall mean $3,075,609 in the aggregate under this Agreement and the Related Purchase Agreement.

5. The first three sentences in Section 2.5(c) of the Agreement are hereby deleted in their entirety and replaced with the following:

“Purchaser shall deposit in escrow pursuant to an escrow agreement in form and substance reasonably satisfactory to Purchaser and Seller (the “Escrow Agreement) $2,725,372. This amount shall be combined with the portion of the Holdback Amount delivered into escrow pursuant to the Escrow Agreement under the Related Purchase Agreement. The following disbursements shall be made from the Escrow Agreement:

(i) The Advance NWC Payment to Purchaser on the tenth day after delivery of the Closing Date Balance Sheet to Sellers if the same is due to Purchaser pursuant to Section 2.6(d)(i);

(ii) any undisputed amounts payable to any party pursuant to Section 2.6(d)(v) shall be paid to such party;

(iii) $1,025,203 less (i) the full amount of the final purchase price adjustment owed to Purchaser under Section 2.6(d), if any, and less (ii) any Refund (as defined below) amount paid to Sellers and Color Edge and less (iii) any amount paid under clause (ii) above to Sellers and Color Edge shall be released to Sellers and Color Edge upon completion of the purchase price adjustment under Section 2.6(d)(iv); if this number is negative, there shall be no disbursement to Sellers or Color Edge;

(iv) any balance thereafter held pursuant to the Escrow Agreement (including any interest earned on escrowed funds and any amounts deposited pursuant to Section 2.6(d)(i)) less unpaid pending claims of the Purchaser under the Escrow Agreement shall be released to Sellers upon the earlier of May 15, 2006 and the completion of the 2005 fiscal year audit of the Purchaser.

Any amounts remaining in escrow thereafter shall be paid to Purchaser and/or Sellers and Color Edge upon resolution of the unpaid pending claims of the Purchaser all as set forth in the Escrow Agreement. The payment described in clause (i) shall be made by the escrow agent under the Escrow Agreement at the direction of Purchaser ten days after notice to Sellers. Funds may be redeposited in the escrow pursuant to the Escrow Agreement as provided in Section 2.6(d)(i).”

6. The first sentence in Section 2.6(a) of the Agreement is hereby amended in its entirety as follows:

“The amount of the “Estimated Cash Purchase Price” shall be Twenty Million Two Hundred Ninety Five Thousand Eight Hundred Forty Five Dollars ($20,295,845) as adjusted pursuant to this Section 2.6, and less the Estimated Closing Balance Sheet Adjustment.”

7. Section 2.6(b) of the Agreement is hereby amended in its entirety as follows:

“Lower Threshold Net Working Capital” shall mean $9,000,000 reduced dollar for dollar by the amount of Excluded Liabilities of the types set forth on Exhibit X at the Closing under this Agreement or the corresponding exhibit of the Related Purchase Agreement paid by the Sellers or Color Edge at Closing up to a maximum of $500,000 (the “Exhibit X Adjustment”). “Upper Threshold Net Working Capital” shall mean $10,200,000 reduced dollar for dollar by the Exhibit X Adjustment.

8. Section 2.6(d) (i) of the Agreement is hereby amended by adding the following new sentences after the first sentence:

“If Actual Net Working Capital as shown on the Closing Date Balance Sheet delivered to Sellers by Purchaser (the “Purchaser NWC Amount”) is less than Lower Threshold Net Working Capital, an amount equal to the shortfall will be released from the Holdback Amount to Purchaser within ten (10) days after the delivery of the Closing Date Balance Sheet to Sellers, up to a maximum of the Holdback Amount (the “Advance NWC Payment”). The Advance NWC Payment amount is an advance payment of the amounts that may be due to Purchaser under this Section 2.6(d). If the Purchaser NWC Amount is higher than the Upper Threshold Net Working Capital, an amount equal to the amount by which the Purchaser NWC Amount exceeds the Upper Threshold Net Working Capital, subject to a maximum of Five Hundred Thousand Dollars ($500,000), shall be paid by the Purchaser to the Sellers and Color Edge within ten (10) days after the delivery of the Closing Date Balance Sheet by Purchaser to the Sellers and Color Edge. If the final purchase price adjustment under Section 2.6(d)(iv) results in an amount owed to Purchaser that is less than the Advance NWC Payment, Purchaser shall retain an amount of the Advance NWC Payment equal to the final purchase price adjustment and pay the excess amount of the Advance NWC Payment as follows (i) first into escrow as part of the Second Distribution Amount under the Escrow Agreement until the Second Distribution Amount equals $2,050,406 (not giving effect to any income earned on escrowed funds) and (ii) any remainder (the “Refund”) to Sellers and Color Edge. If the final purchase price adjustment under Section 2.6(d)(iv) results in an amount owed to Purchaser that is more than the Advance NWC Payment, the Purchaser shall retain the full amount of the Advance NWC Payment and any shortfall shall be paid by Seller and/or Shareholders as provided in Section 2.6(d)(v).

9. Section 2.6(d)(iv) of the Agreement is hereby amended in its entirety as follows:

After giving effect to this Section 2.6(d), the Estimated Cash Purchase Price and the estimated cash purchase price under the Related Purchase Agreement, treated on a combined basis, shall be either increased by the amount by which Actual Net Working Capital exceeded Upper Threshold Net Working Capital or decreased by the amount by which Lower Threshold Net Working Capital exceeds Actual Net Working Capital; provided that the Estimated Cash Purchase Price and the estimated cash purchase price under the Related Purchase Agreement, treated on a combined basis, shall not be increased by any adjustments under this Section 2.6(d)(iv) and the corresponding provisions in the Related Purchase Agreement by more than an aggregate of $500,000 under both agreements. Any payment obligations resulting from the operation of the foregoing adjustments or under Section 2.6(d)(i) in favor of or owed by Sellers and Color Edge as the Seller under the Related Purchase Agreement shall be allocated among Sellers and Color Edge, and shall be paid by Purchaser and Related Purchaser, in accordance with Section 2.11.

10. Section 2.6(d)(v) of the Agreement is hereby amended in its entirety as follows:

The amount of any adjustments required under this Section 2.6(d) shall be made (A) on the tenth (10th day after Purchaser has delivered the Closing Date Balance Sheet as provided in the second sentence of Section 2.6(d)(i), (B) within five (5) business days after Sellers and Color Edge notified the Purchaser that it does not object to the Actual Working Capital or the end of the thirty (30) day review period if no dispute notice has been given by Sellers and/or Color Edge or (C) within five (5) business days following the final determination of any disputed items pursuant to Section 2.6(d)(ii); provided, however, in all events notwithstanding any of the foregoing to the extent any amount is undisputed, such undisputed portion shall be paid by the party that owes the payment within five (5) business days after the determination of the adjustment is made. Purchaser shall not retain any Advance NWC Payment unless Sellers have payment obligations upon final determination under this Section 2.6(d) and in that event Sellers shall receive credit against their payment obligations for the amount of the Advance NWC Payment retained by Purchaser. Any payments due from Sellers shall be first paid out of the first released amount from the Holdback Amount with any excess being paid from the other funds in the Holdback Amount with any excess paid directly by Sellers and/or Shareholders.

11. Section 2.6(e) of the Agreement is hereby deleted in its entirety.

12. The following sentences are hereby added to Section 7.13 of the Agreement:

“The guarantee obligations of Acquiror Parent under this Section 7.13 are irrevocable, unconditional and absolute and shall continue in effect notwithstanding any extension or modification of the terms of this Agreement or any other act or event that might otherwise operate as a legal or equitable discharge of the Acquiror Parent as a guarantor under this Section 7.13. The Acquiror Parent hereby waives all special suretyship defenses and protest, notice of protest, demand for performance, diligence, notice of any other action at any time taken or omitted by the Sellers and, generally, all demands and notices of every kind in connection with this Section 7.13 and which the Acquiror Parent may otherwise assert against the Sellers.”

13. Section 9.2 of the Agreement is hereby amended by adding the following sentence as a new last sentence of that section:

“Notwithstanding the foregoing, in the event of a breach of a Noncompetition Agreement by any Shareholder, any recovery of damages shall be limited to that breaching Shareholder or, with respect to a claim against the Holdback Amount or the offset rights under Section 9.4, that breaching Shareholder’s pro rata allocable share of such amounts (which shall be equal to his proportional percentage equity interest in CEV as of the Closing, as set forth on Schedule 4.2).

14. Section 9.3(b) of the Agreement is hereby amended by adding a new second sentence as follows:

“Except in the case of a claim for breach of a Noncompetition Agreement by a Shareholder, and subject to the other provisions of Section 9.3(b), Purchaser agrees that it shall make indemnification claims under this Agreement against Sellers and all Shareholders and shall, to the extent it is commercially reasonable (without regard to the joint and/or several nature of the potential liability of a Seller or Shareholder) to do so, pursue recovery from Sellers and all Shareholders; for avoidance of doubt, the Purchaser may not recover more than the full amount of all Losses by reason of this sentence.”

15. Section 9.4 of the Agreement is hereby amended as follows in its entirety:

“Subject to the last sentence of Section 9.2, if any Purchaser Indemnitee has any claim for a Loss against any Seller or any Shareholder hereunder or under any Related Document (other than an Employment Agreement), whether for indemnification, breach of agreement or otherwise, Purchaser may withhold from any payment due hereunder, including under Sections 2.6, or 2.7, until a final, non-appealable determination of such pending claim (a “Final Order”), the total amount of the claim made in good faith less any Holdback Amount in escrow that is not subject to a notice of claim or loss. Any amounts withheld hereunder shall be placed in escrow, either pursuant to the Escrow Agreement or another mutually acceptable escrow arrangement, and after such Final Order, such Purchaser Indemnitee may claim the determined amount from the escrow. Any amounts not subject to such escrow or which is not payable to Purchaser Indemnitee pursuant to a Final Order shall be paid forthwith to Sellers as and when due.”

16. Notwithstanding any provision of the Agreement to the contrary, the parties agree as follows with respect to employee matters:

(a) All Assumed Benefit Plans and their associated insurance policies and administrative services agreements shall be assumed by Acquiror Parent and not the Purchaser. The definition of “Assumed Benefit Plans” is hereby amended to include the Photobition New York Dental Insurance Plan.

(b) All Transferred Employees shall be employed at Closing by Merisel Americas, Inc., and not the Purchaser.

17. Sellers agree that after the Closing if any amounts are deposited in the Sellers’ bank accounts that are for Purchased Assets or proceeds in respect of Purchased Assets, other than amounts payable to Seller pursuant to this Agreement, those amounts will be transferred immediately to an account of Purchaser, as it may designate from time to time.

18. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing. of the closing condition set forth in Section 6.2(d) with respect to consents to equipment lease assignments only. The parties agree that the Agreement shall not cause a transfer of any equipment lease for which Consent is required but not obtained at Closing. After the Closing, the parties shall continue to work to obtain such consents and the costs of obtaining consents, whether before or after Closing, shall be shared as provided in Section 7.2 of the Purchase Agreement. Purchaser shall be responsible for all equipment and real estate lease payments arising after the Closing Date for equipment and real estate leases listed on Schedule 1.1(c), regardless of whether such leases have been transferred to the Purchaser.

19. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in Section 6.2(e)(vii) with respect to Sellers’ failure to obtain estoppel certificates and nondisturbance agreements with respect to the New Jersey master lease in form and substance reasonably satisfactory to Purchaser. Notwithstanding this waiver, the parties to the Agreement agree that any Losses incurred by Purchaser with respect to breaches or defaults under the New Jersey master lease arising prior to the Closing Date shall be treated as Excluded Liabilities

20. Purchaser hereby waives, as a condition to the obligation of Purchaser to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in the second sentence of Section 6.2(j) with respect to the failure to terminate the UCC filings for equipment lease agreements that were terminated prior to the Closing. Notwithstanding this waiver, the parties to the Agreement agree that any Losses incurred by Purchaser with respect to such recorded Liens shall be treated as Excluded Liabilities and Purchaser shall be indemnified by Sellers and the Shareholders with respect thereto in accordance with Article 9 of the Purchase Agreement.

21. Purchaser hereby waives, as a condition to the obligation of Purchase to consummate the transactions contemplated by the Agreement, the satisfaction at or prior to the Closing of the closing condition set forth in the first sentence of Section 6.2(n).

22. Schedules 1.1(c) and 4.2 to the Agreement are hereby amended in their entirety in the form attached to this Amendment. Exhibit D to the Agreement is hereby amended in its entirety in the form attached hereto. Pursuant to Section 2.9 of the Agreement, the preliminary Exhibit G is attached to this Amendment. A copy of Exhibit Y is attached to this Amendment.

23. The parties agree that the physical inventory conducted over the weekend of February 12, 2005, as updated in a roll forward to the Closing Date, shall satisfy the requirements of Section 2.6(c). The parties further agree that the Closing Date will be February     , 2005.

24. The parties agree that the remediation required by Section 6.2(r) may not be completed prior to Closing and that such remediation will be completed after the Closing in accordance with Section 6.2(r) and that the Sellers will continue to be liable for the cost of such remediation in accordance with the provisions of Section 6.2(r) of the Purchase Agreement.

25. Except as affected by this Amendment, the Agreement is unchanged and continues in full force and effect. All references to the Agreement shall refer to the Agreement as amended by this Amendment. This Amendment shall be binding upon and inure to the benefit of each of the undersigned and their respective successors and permitted assigns.

26. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.

27. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York (without giving effect to any choice or conflict of law provision).

IN WITNESS WHEREOF, the parties have executed this Amendment and Waiver of Asset Purchase Agreement as of the date first above written.

SELLERS:	COLOR EDGE VISUAL, INC., a New York corporation

By:
Name:
Title:

PHOTOBITION NEW YORK, INC., a Delaware corporation

By:
Name:
Title:

SHAREHOLDERS:
Prakash Sethuraman

Rajiv Garg

Chia Chen

Muthiah Saravanan

John Sheehan

COLOR EDGE VISUAL, INC., a New York corporation

By:
Name:
Title:

Signature Page to Color Edge Visual Amendment to Asset Purchase Agreement

PURCHASER:	MCEV, LLC, a Delaware limited liability company

By:
Donald R. Uzzi
Manager

ACQUIROR PARENT	MERISEL, INC., a Delaware corporation, for purposes of Section 7.13 only

By:
Donald R. Uzzi
President & CEO

Signature Page to Color Edge Visual Amendment to Asset Purchase Agreement

Color Edge Visual

Exhibit D

Method for Calculating EBITDA

EBITDA for any period shall mean the income from operations, plus the expenses included in such income for depreciation or amortization, and less Income from interest (if included in income from operations), subject to the limitations contained in clauses (i) and (ii) in the definition of EBITDA in the Purchase Agreement.

EBITDA after the Closing will not include the salaries and benefits of the CEO, CFO, and VP of Mergers & Acquisitions of Merisel, Inc., Merisel Americas, Inc. or the Purchaser.

Exhibit Y

Prakash Sethuraman Excluded Personal Assets

Knoll Sofa 3 - pieces

Table (1)

Table - Office (1)

Chairs (1)

Knoll chair (2)

Stool (2)

Storage - Conference Table (2)

2 more table (2)

Table at Capture (1)

Chairs - 11th Floor (2)

Conf table - 8 chairs (1)

Personal Artworks (1)

Family Pictures (1)

Office Lights (Model P.5) - 2 Shelf - keep books

Frame at the wall

Khaki leather curtains (2)